

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

August 28, 2007

Mr. William E. McKechnie
Chief Executive and Financial Officer
Xtra-Gold Resources Corp.
c/o Nevada Corporate Services
1800 E. Sahara, Suite 107
Las Vegas NV 89104

> **Re:** **Xtra-Gold Resources Corp.**
> **Amendment No. 5 to Registration Statement on Form SB-2**
> **Filed August 10, 2007**
> **File No. 333-139037**

Dear Mr. McKechnie:

We have reviewed your filing and response letter dated August 10, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 5 to Registration Statement on Form SB-2

General

1.   Please update your financial statements to include the interim period of June 30, 2007.

2.   Please file updated consents from your independent registered public accountant.

Statement of Operations Data, page 6

3.   We have reviewed your response to prior comment number three which indicates
        that you were in the production stage beginning April 24, 2007. However, based
        on the information you have provided to date it continues to be unclear whether or
        not you have established proven or probable ore reserves, which is required for
        your operations to be in either the development or production stages. As such, it
        appears that you are in the exploration stage.   Please revise your document to
        remove all disclosure and reference to revenue or income that indicate that you
        are in either the development or production stages.

Note 4. Acquisitions, page F-39

4.   We have reviewed your response to prior comment number four and continue to
        be unable to agree with your conclusion. Please contact us at your earliest
        convenience to discuss.

Engineering Comments

5.   We note your response to our letter of July 31, 2007 comment 5 in which you
        state your company financed the construction and initial operation of your mining
        properties without a bankable feasibility study. You still need to demonstrate the
        economic viability of your mining projects with the same level of quality and/or
        certainty in order to state reserves. Your decision to self-finance your mining
        operations does not certify your reserves as economic or demonstrate profitable
        mining operations are possible. The cash flow estimates provided did not did not
        demonstrate the economic viability of your project due to variances in the stated
        reserve grades compared to your feed grades, failure to utilize the three-year
        average gold price, or any documentation of your operating cost estimates. Your
        present mining activities may generate revenue, deplete the minable material
        within your project battery limits, and still may not be economic or profitable.
        Please amend your filing by removing all reserve estimates.

6.   We note your response to our letter of July 31, 2007 comment 6. You have not
        demonstrated the economic viability of your mining projects through a bankable
        feasibility study, or provided similar quality information sufficient to declare
        reserves. Recurring revenues are only one component of project economics and
        do not demonstrate material can be mined profitably. Please amend your filing to
        reflect your status as an exploration company.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining

Engineer, at (202) 551-3718 if you have questions regarding the engineering comments. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Cannarella
        J. Davis
        J. Wynn
        G. Schuler

        <u>via facsimile</u>
        Roxanne K. Beilly
        Schneider Weinberger & Beilly LLP
        (561) 362-9612